Date: March 27, 2020	100 University Avenue, 8th floor Toronto ON, M5J 2Y1 www.computershare.com

To: All Canadian Securities Regulatory Authorities

AMENDED

Subject: POINTS INTERNATIONAL LTD.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	March 30, 2020
Record Date for Voting (if applicable) :	March 30, 2020
Beneficial Ownership Determination Date :	March 30, 2020
Meeting Date :	May 22, 2020 - Amended
Meeting Location (if available) :	Virtual Meeting - Amended
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	No

NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON NEW	730843208	CA7308432086

Sincerely,

Computershare

Agent for POINTS INTERNATIONAL LTD.